UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K and Form 10-KSB   [ ] Form 10-Q and Form 10-QSB
              [ ] Form 20-F  [ ] Form 11-K    [ ] Form N-SAR

For Period Ended: December 31, 1998
                 ------------------------
[ ] Transition Report on Form 10-K    [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K    [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                               Janex International
                          -----------------------------
                             Full Name of Registrant

                                 Not Applicable
                            -------------------------
                            Former Name if Applicable

                         2999 N. 44th Street, Suite 225
            ---------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                                Phoenix, AZ 85018
                            ------------------------
                            City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed
[X] on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or other transition report or portion thereof, could not be filed within the prescribed period.

A third party ("Parent Company") purchased a majority interest (approximately 79%) of the Registrant on December 11, 1998. On the same date, after the change of control, the Registrant replaced its Board of Directors. Additionally, after the change of control, the Registrant retained a new audit firm in February 1999 and a new Statutory Agent in Hong Kong effective March 15, 1999.

The new audit firm was selected because it also audits the financial statements of the parent company, and the Registrant wants consistency in its audit and reporting activities.

One of the Registrant's subsidiaries generates a substantial portion (more than 80%) of the Registrant's revenue. This foreign subsidiary has no employees and the business activities are transacted by an agent in Hong Kong (the "Statutory Agent").

As part of the audit of the Registrant's Hong Kong subsidiary, as well as the transition to a new statutory agent, the Registrant has discovered certain discrepancies on the books and records of the former statutory agent. Although the Registrant is working diligently to reconcile these discrepancies, and the Registrant expects that such resolution will not have a material impact on the Registrant's consolidated financial statements, these discrepancies must be resolved before the audit firm can issue its audit report. The Registrant cannot file its Form 10-KSB until the audit report is finalized.

As a result of these factors (change of audit firm, change of foreign statutory agent, and discovery of discrepancies), the audit firm has been unable to issue its report on the financial statements for the year ended December 31, 1998 because the Registrant has been unable to complete its financial statements. These factors could not be eliminated without unreasonable effort or expense. The Registrant believes the Form 10-KSB will be filed on or before the 15th calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Fred B. Gretsch         (602)                  808-8765
           -------------------------------------------------------------
           (Name)                (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed. If answer is no,
     identify report(s).                                         [X] YES [ ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                                  [ ] YES [X] NO

If so, attach an explanation of the anticipated change, both narratively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            Janex International, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 1999                By: /s/ Frederick B. Gretsch
                                       -----------------------------------------
                                       Frederick B. Gretsch, CFO